Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-285728

July 22, 2025
PROSPECTUS SUPPLEMENT NO. 4

DEVVSTREAM CORP.
UP TO 114,968,270 COMMON SHARES

This prospectus supplement amends the prospectus dated March 12, 2025 (as supplemented to date, the “Prospectus”) of DevvStream Corp., a company existing under the Laws of the Province of Alberta, Canada (the “Company”), which forms a part of the Company’s Registration Statement on Form S-1 (No. 333-285728). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2025. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Shares of our Common Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “DEVS”. On July 21, 2025, the closing price of our Common Shares was $0.40.

Investing in the Company’s Common Shares involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is July 22, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 18, 2025

DEVVSTREAM CORP.
(Exact name of registrant as specified in its charter)

Alberta, Canada	001-40977	86-2433757
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2108 N St., Suite 4254 Sacramento, California (Address of principal executive offices)	95816 (Zip Code)
(647) 689-6041
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	DEVS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On July 18, 2025, DevvStream Corp. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Helena Global Investment Opportunities 1 Ltd. (the “Buyer”).  Pursuant to the Purchase Agreement, subject to certain conditions precedent contained therein, the Company may sell to the Buyers up to an aggregate of $300 million in newly issued senior secured convertible notes (the “Notes”).

The Purchase Agreement provides for an initial closing of $10 million of Notes, subject to customary closing conditions.  Thereafter, subsequent closings will occur, in increments of $5 million, provided that the outstanding Aggregate Principal Amount of all Notes issued under prior tranches is less than $2 million and certain other conditions stipulated by the Purchase Agreement are satisfied, on such date as the Company may request in writing to the Buyer upon no less five (5) Business Days’ notice.  The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use 75% of the net proceeds from the sale of the Notes(70% of the initial tranche) to purchase certain cryptocurrency as set forth in the Purchase Agreement.  In connection with the transaction, the Company has retained BitGo Trust Company, a South Dakota-chartered trust company and registered money services business, to custody its digital asset holdings.

The Notes are convertible into Common Shares with no par value (“Common Shares”), of the Company at the option of the holder at an initial conversion price equal to 200% of the closing price of the Common Shares on the trading day immediately prior to the closing date, subject to potential downward adjustment as provided for in the Notes. The Notes have an original issue discount of 8% and, in addition, interest is payable under the Notes at a rate of 8% per annum and is payable, monthly, at the option of the Company in cash, through the issuance of additional Notes or, under certain situations, through the issuance of shares of Common Shares  The Notes will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the subsidiaries and the cryptocurrency purchased with the proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”).  The Notes are due on the eighteenth month anniversary of the date of issuance unless earlier converted or repaid. The Company and its subsidiaries also entered into a Guarantee (“Subsidiary Guarantee”) under the terms of the Security Agreement.

In connection with entering into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “RRA”).  Pursuant to the RRA, the Company will agree to register for the resale of Common Shares that are issuable upon conversion of the Notes.  If the registration statement covering the resale of the s Common Shares is not filed or declared effective by certain dates set forth in the RRA, the Company will be required to pay the Buyers certain amounts as liquidated damages.

Pursuant to the Purchase Agreement, the Company has agreed that, within seventy five (75) days of the initial closing date, to hold a special meeting of shareholders providing for the approval of the issuance of all of the securities in excess of 19.99% of the Company’s issued and outstanding Common Stock so as to be in compliance with the rules and regulations of the Nasdaq Stock Market.

Cohen Capital Markets Inc. is acting as the sole placement agent in connection with the sale of the Notes and will be paid a cash fee equal to 3.7% of the net proceeds received by the Company from the sale of the Notes sold in the offering.

The offer and sale to the Buyers of the Notes, as well as the shares of Common Stock issuable upon conversion of or in payment of interest on the Notes, will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption or exclusion from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions with the Buyers to be made under the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement, Note, Security Agreement, Subsidiary Guarantee, and RRA are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, Note, Security Agreement, Subsidiary Guarantee, and RRA and copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, hereto and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Information regarding the creation of a direct financial obligation set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

Information regarding unregistered sales of securities set forth under Item 1.01 of this Current Report on Form 8 -K is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On July 21, 2025, the Company issued a press release announcing its entry into the Purchase Agreement.  A copy of the press release is filed herewith as Exhibit 99.1.

On July 22, 2025, the Company issued a press release announcing the initial composition of its crypto treasury portfolio, along with the appointment of BitGo Trust Company (“BitGo”) as qualified custodian and FRNT Financial Inc as digital treasury consultant.

The information furnished under Item 7.01, including the exhibit related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of the Company, except as shall be expressly set forth by specific reference in such document.

Item 8.01	Other Information.

As a result of the closing of the transaction as set forth under Item 1.01 of this Current Report on Form 8-K,  the Company is supplementing its existing Risk Factors as follows:

Risks related to our Crypto Assets

Regulatory uncertainty surrounding digital assets, including potential classification as securities and the risk of investment company status, could adversely affect our business, financial condition, and results of operations.

Digital assets, such as Bitcoin and other blockchain-based tokens and protocols, are relatively novel, and the application of U.S. federal and state securities laws, the Investment Company Act of 1940, as amended (the “1940 Act”), and other legal and regulatory frameworks to such assets remains unsettled. While proposed legislation—such as the Digital Asset Market Clarity Act of 2025—seeks to establish a more definitive framework for distinguishing between digital commodities and digital securities and to clarify the jurisdictional boundaries between the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC), such legislation has not yet been enacted and remains subject to change. As a result, the regulatory treatment of digital assets continues to involve significant uncertainty.

Regulators in the United States or in foreign jurisdictions may interpret or enforce existing laws and regulations in ways that adversely affect the classification, transferability, or value of digital assets, or may adopt new laws or pursue enforcement or judicial actions that materially impact digital asset markets. If any digital assets we hold or acquire are later determined to constitute securities under applicable law, we could become subject to additional regulatory obligations or restrictions, including under the federal securities laws and the 1940 Act.

In particular, adopting or expanding a digital asset treasury strategy could increase the risk that we may be deemed an “investment company” under the 1940 Act. Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally is deemed to be an investment company if it is engaged primarily in the business of investing, reinvesting, or trading in securities, or if more than 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis consists of investment securities. We do not believe that we are an investment company under the 1940 Act and are not currently registered as such. However, if digital assets we hold are deemed to be securities and comprise a significant portion of our total assets, we could fall within the scope of the 1940 Act and be required to register as an investment company, unless an exemption or exclusion is available.

To avoid classification as an investment company, we monitor our asset composition and income and may be required to take responsive actions, including disposing of digital assets that we might otherwise hold for the long term, deploying capital into non-investment assets, incurring additional debt, issuing equity, or entering into other financing arrangements that may not be favorable to our business. These measures could be costly, disruptive, or executed under unfavorable market conditions, and there is no assurance that they would be successful in enabling us to remain outside the scope of the 1940 Act. If we are ultimately required to register as an investment company, the resulting regulatory burdens could materially and adversely affect our business model, operations, and the market value of our Common Stock.

In addition, the evolving regulatory environment surrounding digital assets has introduced complications related to insurance coverage and market perception. For example, our engagement in digital asset activities may result in increased costs for director and officer liability insurance or limit our ability to obtain such coverage on acceptable terms. Further regulatory developments—whether through legislation, rulemaking, enforcement, or judicial decisions—could continue to impose operational, legal, and financial risks that adversely impact our digital asset strategy and broader business performance.

Our financial results and the market price of our Common Stock may be affected by the prices of the assets held in our digital asset portfolio.

As part of our capital allocation strategy for assets that are not required to provide working capital for our ongoing operations, we intend to invest in digital assets, such as Bitcoin, Solana and other utility-oriented crypto tokens.  The price of digital assets such as these have historically been subject to dramatic price fluctuations and is highly volatile.  Any decrease in the fair value of our portfolio below our carrying value for such assets could require us to incur a loss due to the decrease in fair market value, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our Common Stock. In addition, the application of generally accepted accounting principles in the United States, with respect to crypto and other digital assets, may change in the future and could have a material adverse effect on our financial results and the market price of our Common Stock.

In addition, if investors view the value of our Common Stock as dependent upon or linked to the value or change in the value of our digital asset holdings, the value of our portfolio may significantly influence the market price of our Common Stock. Additionally, if the price of our portfolio falls, and our Common Stock price falls as a result, then the Notes may not be converted and we may, in certain situations, need to repay them in cash. To the extent the value of the Notes exceeds the value of the digital assets being held as collateral, we may need to obtain additional financing, which might not be available on satisfactory terms or at all.

We face risks relating to the custody of our tokens, including the loss or destruction of private keys required to access our tokens and cyberattacks or other data loss relating thereto, including smart contract related losses and vulnerabilities.

We hold our digital tokens with a single regulated custodian that has duties to safeguard our private keys. In light of the significant amount of digital assets that may potentially hold, we may need to engage additional custodians to achieve a greater degree of diversification in the custody of our tokens as the extent of potential risk of loss is dependent, in part, on the degree of diversification. However, multiple custodians may utilize similar wallet infrastructure, cloud service providers or software systems, which could increase systemic technology risk.

If there is a decrease in the availability of digital asset custodians that we believe can safely custody our tokens, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our digital assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. While we will conduct due diligence on our custodians and any smart contract platforms we may use, there can be no assurance that such diligence will uncover all risks, including operational deficiencies, hidden vulnerabilities or legal noncompliance.

Currently, any insurance that covers losses of our digital asset holdings may be insufficient to fully cover any potential losses, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our holdings.  To the extent the private keys for the custodial wallet holding our digital assets are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the assets held in the related digital wallet. Furthermore, we cannot provide assurance that the digital wallets of our custodians held on our behalf will not be compromised as a result of a cyberattack. Digital assets and blockchain technologies have been, and may in the future continue to be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our treasury management strategy, we may engage in staking, restaking, or other permitted activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our tokens. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss of our digital assets.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
10.1	Securities Purchase Agreement.

10.2	Form of Note.

10.3	Form of Security Agreement.

10.4	Form of Subsidiary Guarantee.

10.5	Form of Registration Rights Agreement.

99.1	Press Release dated July 21, 2025.

99.2	Press Release dated July 22, 2025.

104	Cover page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 22, 2025
DEVVSTREAM CORP.

	By:	/s/ David Goertz
	Name:	David Goertz
	Title:	Chief Financial Officer